UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 21, 2012

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release   **UNPROTECTED WORK STOPPAGE IMPACTS ANGLOGOLD ASHANTI's KOPANANG MINE**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

News Release

21 September 2012

Unprotected Work Stoppage Impacts AngloGold Ashanti's Kopanang Mine

(Johannesburg) An unprotected strike at AngloGold Ashanti's Kopanang operations prevented the night shift from taking place on September 20, 2012. The strike is currently confined to this single mine. Management's priority is to maintain safety, peace and stability at the site and to continue a constructive dialogue with all employees, their representatives and other stakeholders. The company is following the necessary procedures and an update will be provided at the appropriate time.

About Kopanang

The Kopanang mine produced 90,000 ounces of gold in the first half of this year, which was about 4% of AngloGold Ashanti's total production over that period. AngloGold Ashanti's South Africa operations accounted for approximately 32% of total group production during the first half of the year. Approximately 5,000 workers are employed at Kopanang, which lies roughly 200km southwest of Johannesburg.

SPONSOR: UBS South Africa (Pty) Limited

ENDS

<u>**Contacts**</u>

	Tel:
Media queries	+27 11 637 6031
Investor queries	+27 11 637 6273

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: September 21, 2012

By: /s/ M E Sanz Perez
Name: M E SANZ PEREZ
Title: Company Secretary